Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sphere 3D Corporation

We consent to the inclusion in this registration statement on Form 40-F of Sphere 3D Corporation, being filed with the United States Securities and Exchange Commission of:

  our Independent Auditors’ Report dated April 25, 2014, on the consolidated financial statements of Sphere 3D Corporation, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and 2012 and a summary of significant accounting policies and other explanatory information, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board;

  our Independent Auditors’ Report dated April 10, 2013, on the consolidated financial statements of Sphere 3D Corporation, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012 and 2011 and a summary of significant accounting policies and other explanatory information, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; and

  our Independent Auditors’ Report dated March 8, 2013, on the consolidated financial statements of T.B. Mining Ventures Inc. (now known as Sphere 3D Corporation), which comprise the statements of financial position as at September 30, 2012, September 30, 2011 and October 1, 2011 and the statements of comprehensive loss, changes in equity and cash flows for the years ended September 30, 2012 and September 30, 2011 and a summary of significant accounting policies and other explanatory information, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Collins Barrow Toronto LLP
Licensed Public Accountants
Chartered Accountants
June 26, 2014
Toronto, Canada

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